JOINT FILER INFORMATION

Name of Joint Filer:	Steven T. Stull

Address of Joint Filer:	909 Poydras Street, Suite 2230 New Orleans, LA 70112

Relationship of Reporting Person:	Director and 10% Owner

Designated Filer:	Advantage Capital Partners IV Limited Partnership

Issuer and Ticker or Trading Symbol:	OMNI Energy Services Corp. (OMNI)

Period Covered by the Report:	December 15-16, 2003

Signature of Joint Filer:	/s/ Stephen J. Bordes
Stephen J. Bordes as attorney-in-fact for Steven T. Stull